
August 29, 2012

Via E-mail
Mr. Scott W. Smith
President and Chief Executive Officer
Vanguard Natural Resources, LLC
5847 San Felipe, Suite 3000
 Houston, Texas 77057

     Re: **Vanguard Natural Resources, LLC**
              Form 10-K for Fiscal Year Ended December 31, 2011
              Filed March 5, 2012
              Definitive Proxy Statement on Schedule 14A
              Filed April 5, 2012
              File No. 1-33756

Dear Mr. Smith:

     We have reviewed your filings, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your Form 10-K, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your Form 10-K and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Business, page 1

Proved Undeveloped Reserves, page 9

1. You state here that proved undeveloped ("PUD") reserves at December 31, 2011 were decreased by 2.5 MMBOE due in part to 13% of the prior year balance being developed, or roughly 1.8 MMBOE of the 13.6 MMBOE balance at December 31, 2010. Please explain the additional net decrease of 0.7 MMBOE. That is, disclose the amount of PUD reserves acquired during 2011, and explain the reason for the additional decrease. Refer to the requirements of Regulation S-K, Item 1203.

2. Please provide us with additional detail regarding the rate of PUD conversion during the fiscal year ended December 31, 2011 in the context of your development plans. Refer to Rule 4-10(a)(31)(ii) of Regulation S-X. For additional guidance, refer to questions 131.04 and 131.05 of our Compliance and Disclosure Interpretations regarding Oil and Gas Rules.

3. We note your disclosure on page 10 and on page 105 regarding quantities of oil and gas that are not included in your PUD reserve balances at December 31, 2011 because they are not scheduled to be drilled within 5 years of initial booking. Please revise your disclosure to refrain from characterizing these quantities as "proved undeveloped reserves" since they no longer meet the definition of PUD reserves. Refer to Rule 4-10(a)(31) of Regulation S-X and Item 1203 of Regulation S-K. Quantities of oil and gas previously booked as PUD reserves should only be discussed if they are part of your reconciliation of year-over-year changes.

Financial Statements

Note 9 – Commitments and Contingencies, page 96

4. You state in the first paragraph here that you are a defendant in a legal proceeding arising in the normal course of your business. It is unclear from the paragraph whether you are referring to one legal proceeding or a number of legal proceedings. Additionally, you state that you do not believe the actions will have a material adverse effect on your financial position, results of operations or cash flows. However, it is unclear whether you believe this to be true with respect to the ENP litigation discussed in the subsequent paragraphs. Please clarify whether you believe the ENP matters are expected to materially impact your financial position, results of operations, and liquidity.

5. With regard to the ENP litigation, please clarify whether you believe your risk of loss to be remote, reasonably possible or probable, and clarify whether an accrual for these matters has been recorded. Please provide explicit disclosure regarding the range of reasonably possible loss, or, if applicable, that the amount of reasonably possible loss related to your legal contingencies cannot be estimated, or explain why you do not believe this disclosure is required. Refer to FASB ASC 450-20-50.

Definitive Proxy Statement on Schedule 14A

Related Person Transactions, page 12

6. With respect to the Unit Exchange Agreement which you entered into with Mr. Majeed S. Nami in February 2012, please provide all of the disclosure that you are required to provide pursuant to Item 404(a) of Regulation S-K. For instance, identify Mr. Nami as the "founding unitholder," disclose the approximate dollar value of the sale and describe how the terms of the sale were negotiated.

<u>Executive Compensation, page 15</u>

7. Please refer to the following disclosure on page 16: "…we have linked annual cash incentives to the achievement of specified performance objectives in an effort to align executives' incentives with creation of Unitholder value, as measured by our ability to (a) generate stable cash flows allowing us to make quarterly cash distributions to our Unitholders and over time to increase our quarterly cash distributions and (b) increase the market value of our units. To evaluate the achievement of these goals, the annual bonus is composed of two company performance elements, absolute target distribution growth and relative unit performance to a specified peer group, as well as a third discretionary element to be determined by our Board of Directors." Please disclose the actual performance targets used in 2011. See Item 402(b)(2)(v) and -(vi) of Regulation S-K.

8. We note your disclosure that the executive officers have employment agreements entitling them to annual grants of phantom units. Please disclose the compensation committee's rationale for making additional restricted unit awards in 2011, beyond the annual phantom-unit grant amounts negotiated in the employment agreements. For example, explain the committee's basis in May 2011 for granting Mr. Smith a restricted unit award of 25,000 units, which was in addition to his annual grant of 15,000 phantom units. Also ensure that you disclose the vesting schedule for each restricted unit award.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandy Eisen (Staff Accountant) at (202) 551-3864 or Kimberly Calder (Assistant Chief Accountant) at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or Norman von Holtzendorff (Staff Attorney) at (202) 551-3237 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director